Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

To our Customers, Investors, Partners, and Friends,

On October 20, we announced that Docent and Click2learn have agreed to form a new company in a merger of equals transaction. The combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company well positioned for long-term global leadership. This news is exciting on many fronts, but most importantly because of how it will positively impact our ability to serve you—today and well into the future.

By joining forces, the combined company will enjoy compelling advantages, including:

➢	The industry’s most comprehensive, integrated software suite combining complementary, best in class capabilities. The new company will offer a complete suite that includes: Learning Management, Learning Content Management, Analytics, Virtual Classroom, Knowledge Management, Collaboration, and Performance Management.
➢	The largest customer base in the industry – with over 600 enterprise customers – and broad market reach across geographies and industry verticals. The new company will count 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the combined company.
➢	The broadest and strongest network of strategic partners. The new company will combine relationships with the highest caliber organizations in the systems integrator, content provider, and outsourcing fields. Strong partnerships with organizations such as Accenture, Deloitte, Exult, IBM, Microsoft, NEC, Primedia, and Thomson Learning can be expected to provide customers with superior capabilities and solutions.
➢	The leading R&D, Services and Customer Support teams in the industry to continue to innovate groundbreaking technologies and provide superior support to clients.
➢	The financial strength to deliver results. With over $40 million in cash and the scale to leverage operational efficiencies, the combined company expects to be the clear choice for clients looking for a long-term supplier partnership.

The new entity, which will be named in the next few months, will be led by a management team and board of directors derived from both companies. I will assume the role of CEO in the new company, while Kevin Oakes, Chairman and CEO of Click2Learn, will serve as the President.

As always, we remain committed to providing superior support for our existing products and solutions, and we are committed to delivering those capabilities in future versions. Even more importantly, customer loyalty has been critical to each company’s success, and we maintain a strong commitment to a lower “total cost of ownership” by having a clear, low-cost upgrade path for all future versions of our products for our existing customers.

Your support has made this combination possible, and we look forward to continuing a strong and successful relationship with you as your primary business performance and learning management partner.

Sincerely,

R. Andrew Eckert

President and CEO, Docent

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.